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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                               THE RIVAL COMPANY
                       (NAME OF SUBJECT COMPANY [ISSUER])

                           MORIARTY ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                             HOLMES PRODUCTS CORP.
                                    (BIDDER)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   768020109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JORDAN A. KAHN
                                   PRESIDENT
                             HOLMES PRODUCTS CORP.
                             233 FORTUNE BOULEVARD
                               MILFORD, MA 01757
                                 (508) 634-8050
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------
                                WITH A COPY TO:

                             DONALD H. SIEGEL, P.C.
                           MICHAEL L. ANDRESINO, ESQ.
                      POSTERNAK, BLANKSTEIN & LUND, L.L.P.
                            100 CHARLES RIVER PLAZA
                          BOSTON, MASSACHUSETTS 02114
                                 (617) 973-6100

                           CALCULATION OF FILING FEE

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 Transaction Valuation:  $139,899,898*                  Amount of Filing Fee:  $27,980**
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

* For purposes of calculation of the filing fee only. This amount assumes the purchase of (i) 9,294,227 outstanding shares of Common Stock, par value $0.01 per share (the "Shares") of Issuer and (ii) 880,311 Shares issuable pursuant to outstanding stock options, in each case at a purchase price of $13.75 per Share, net to the seller in cash, without interest thereon.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: Not applicable        Filing Party: Not applicable
Form or Registration No.: Not applicable        Date Filed: Not applicable

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

                                     14D-1

   CUSIP No. 768020109

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  1.       Name of Reporting Persons S.S. or I.R.S. Identification No.
           of Above Persons: MORIARTY ACQUISITION CORP.*
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  2.       Check the Appropriate Box if a Member of a Group: (a) [X]
              (b) [ ]
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  3.       SEC Use Only
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  4.       Sources of Funds BK, AF, OO
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  5.       Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(e) or 2(f) [ ]
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  6.       Citizenship or Place of Organization DELAWARE
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  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           NONE
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  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
              Shares [ ]
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  9.       Percent of Class Represented by Amount in Row 7 0%
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  10.      Type of Reporting Person CO
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

---------------
* I.R.S. Identification No. applied for.

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

                                     14D-1

   CUSIP No. 768020109

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  1.       Name of Reporting Persons S.S. or I.R.S. Identification No.
           of Above Persons: HOLMES PRODUCTS CORP. (I.R.S.
           IDENTIFICATION NO. 04-2768914)
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  2.       Check the Appropriate Box if a Member of a Group: (a) [X]
              (b) [ ]
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  3.       SEC Use Only
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  4.       Sources of Funds BK, AF, OO
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  5.       Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(e) or 2(f) [ ]
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  6.       Citizenship or Place of Organization MASSACHUSETTS
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  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           NONE
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  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
              Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row 7 0%
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

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

     This Tender Offer Statement on Schedule 14D-1 (the "Statement"), relates to the offer by Moriarty Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Holmes Products Corp., a Massachusetts corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of The Rival Company, a Delaware corporation (the "Company"), at a purchase price of $13.75 per Share, net to the seller in cash, without interest thereon.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is The Rival Company. The address of the Company's principal executive offices is 800 E. 101st Terrace, Kansas City, Missouri 64131.

     (b) The information set forth in the "Introduction" of the Offer to Purchase annexed hereto as Exhibit (a)(1) (the "Offer to Purchase") is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d);(g) This Statement is being filed by Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser nor Parent, nor, to the best knowledge of Purchaser and Parent, any persons controlling Purchaser or Parent, or any of the persons listed on Schedule I to the Offer to Purchase,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; The Merger Agreement; Other Agreements; Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; The Merger Agreement; Other Agreements; Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; The Merger Agreement; Other Agreements; Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

     In addition, Parent is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and accordingly, files financial and other information with the Securities and Exchange Commission (the "Commission"). Such information may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and at the following regional offices of the
Commission: Seven World Trade Center, Suite 3300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains an Internet web site at http://www.sec.gov where such information is available. The following financial statements filed by Parent with the Commission are hereby incorporated by reference:

     (1) Parent's audited Consolidated Financial Statements and notes thereto beginning on page F-1 of Amendment No. 2 to Parent's Registration Statement on Form S-4 (File No. 33-44473), filed with the Commission on March 23, 1998; and

     (2) Parent's unaudited Consolidated Financial Statements and notes thereto set forth at Part I, Item 1 of Parent's Quarterly Reports on Form 10-Q filed with the Commission for the periods ended March 31, 1998, June 30, 1998 and September 30, 1998.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth in the Introduction and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration") and
Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Offer to Purchase, dated December 23, 1998.

        (2) Letter of Transmittal.

        (3) Notice of Guaranteed Delivery.

        (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (7) Summary Advertisement as published on December 23, 1998.

        (8) Text of Press Release issued by Parent and the Company dated December 17, 1998.

        (9) Text of Press Release issued by Parent dated December 23, 1998.

     (b) Not applicable (to be filed by amendment).

     (c) (1) Agreement and Plan of Merger, dated December 17, 1998, by and among the Company, Parent and Purchaser.

        (2) Tender and Voting Agreement, dated December 17, 1998, by and among Parent, Purchaser and the directors and certain executive officers of the Company.

        (3) Confidentiality Agreement, dated October 1, 1998, by and between Parent and BancAmerica Securities, Inc. on behalf of the Company.

     (d) Not applicable.

     (e) Not applicable.

     (f) None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HOLMES PRODUCTS CORP.

                                          By: /s/ IRA B. MORGENSTERN
                                            ------------------------------------
                                            Ira B. Morgenstern
                                            Senior Vice President -- Finance

                                          MORIARTY ACQUISITION CORP.

                                          By: /s/ IRA B. MORGENSTERN
                                            ------------------------------------
                                            Ira B. Morgenstern
                                            Treasurer

Dated: December 23, 1998

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
(a)(1)        Offer to Purchase, dated December 23, 1998.
(a)(2)        Letter of Transmittal.
(a)(3)        Notice of Guaranteed Delivery.
(a)(4)        Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees.
(a)(5)        Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and other Nominees.
(a)(6)        Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9
(a)(7)        Summary Advertisement as published on December 23, 1998.
(a)(8)        Text of Press Release issued by Parent and the Company dated
              December 17, 1998.
(a)(9)        Text of Press Release issued by Parent dated December 23,
              1998.
(c)(1)        Agreement and Plan of Merger, dated as of December 17, 1998, by and among the Company, Parent and Purchaser.
(c)(2)        Tender and Voting Agreement, dated as of December 17, 1998, by and among Parent, Purchaser and the directors and certain executive officers of the Company.
(c)(3)        Confidentiality Agreement, dated as of October 1, 1998, by and between Parent and BancAmerica Securities, Inc. on
              behalf the Company.

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